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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                           United Parcel Service, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)
                 Class B Common Stock, par value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)
                                    911312106
         --------------------------------------------------------------
                                 (CUSIP Number)
                                   May 8, 2000
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-l(b)
            [X]  Rule 13d-l(c)
            [ ]  Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 5 pages

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                                  SCHEDULE 13G

CUSIP NO. 911312106


1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                       The Annie E. Casey Foundation, Inc.
                    I.R.S. Tax Identification No. 52-1951681

 .............................................................................................................

2.       Check the Appropriate Box if a Member of a Group (See Instructions)         Not Applicable

(a)      ....................................................................................................


(b)      ....................................................................................................


3.       SEC Use Only .......................................................................................


4.       Citizenship or Place of Organization.......Delaware.................................................


                  ---- --------------------------------------------------------------------------------------
Number of          5.  Sole Voting Power.....................34,984,546......................................
Shares
Beneficially      ---- --------------------------------------------------------------------------------------
by Owned by        6.  Shared Voting Power...................-0-.............................................
Each
Reporting         ---- --------------------------------------------------------------------------------------
Person With:       7.  Sole Dispositive Power................34,984,546......................................

                  ---- --------------------------------------------------------------------------------------
                   8.  Shared Dispositive Power..............-0-.............................................

                  ---- --------------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person.....34,984,546.........................

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).............

11.      Percent of Class Represented by Amount in Row (9)................9.4%...............................

12.      Type of Reporting Person (See Instructions)........CO...............................................


 .............................................................................................................


 .............................................................................................................


 .............................................................................................................
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                               Page 2 of 5 pages

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Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1(a).  Name of Issuer:
                  United Parcel Service, Inc. ("UPS")

ITEM 1(b).  Address of Issuer's Principal Executive Offices:
                  55 Glen Lake Parkway, N.E.
                  Atlanta, Georgia  30328

ITEM 2(a).  Name of Person Filing:
                  The Annie E. Casey Foundation, Inc. ("Foundation")

ITEM 2(b).  Address of Principal Business Office or, if none, Residence:
                  701 St. Paul Street
                  Baltimore, Maryland  21202

ITEM 2(c).  Citizenship:
                  The Foundation is organized under the laws of the State of Delaware.

ITEM 2(d).  Title of Class of Securities:
                  Shares of UPS Class B Common Stock, par value $.01 per share
                  ("Class B Common Stock")

ITEM 2(e).  CUSIP Number:
                  911312106


ITEM 3. If this statement is filed pursuant to Sections 240.13d-l(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

            (a)   [  ]  Broker or dealer registered under section 15 of the
                        Act (15 U.S.C. 78o).

            (b)   [  ]  Bank as defined in section 3(a)(6) of the Act (15
                        U.S.C. 78c).

            (c)   [  ]  Insurance company as defined in section 3(a)(19) of
                        the Act (15 U.S.C. 78c).

            (d)   [  ]  Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   [  ]  An investment adviser in accordance with
                        Section 240.13d-l(b)(1)(ii)(E).

            (f)   [  ]  An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-l(b)(1)(ii)(F).

            (g)   [  ]  A parent holding company or control person in
                        accordance with Section 240.13d-l(b)(1)(ii)(G).

            (h)   [  ]  A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   [  ]  Group, in accordance with Section
                        240.13d-l(b)(1)(ii)(J).



                               Page 3 of 5 pages

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ITEM 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned:

                  As of December 31, 2001, the Foundation owned of record and beneficially (i) 34,919,637 shares of UPS Class A Common Stock, par value $.01 per share, each share of which was convertible into one share of Class B Common Stock, and (ii) 64,909 shares of Class B Common
         Stock. Substantially all of the Class A Common Stock was acquired by the Foundation during November 1999 upon completion of the merger in which United Parcel Service of America, Inc. became a subsidiary of UPS in connection with becoming a publicly traded company. Such shares of Class A Common Stock were allocated equally among three separate classes of Class A Common Stock which were identical in all respects, except for applicable periods of restriction on transferability and convertibility into Class B Common Stock. The first one-third of the shares of Class A Common Stock became convertible into Class B Common
         Stock on May 8, 2000 and all such shares of Class A Common Stock are now convertible.

            (b)   Percent of class:

                  The percent of Class B Common Stock in which the Foundation was deemed to be the beneficial owner was 9.4%.

            (c)   Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                             34,984,546  .
                           --------------

                  (ii)     Shared power to vote or to direct the vote:
                             -0-         .
                           --------------

                  (iii)    Sole power to dispose or to direct the disposition
                           of   34,984,546  .
                              --------------
                  (iv)     Shared power to dispose or to direct the disposition
                           of   -0-         .
                              --------------

ITEM 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

ITEM 7.     Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent Holding
            Company.

                  Not Applicable

ITEM 8.     Identification and Classification of Members of the Group.

                  Not Applicable

ITEM 9.     Notice of Dissolution of Group.

                  Not Applicable



                               Page 4 of 5 pages

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ITEM 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 13, 2002
                                    --------------------------------------------
                                                     Date

                                    THE ANNIE E. CASEY FOUNDATION, INC.

                                    By:  /s/ Burton Sonenstein
                                    --------------------------------------------
                                                   Signature

                                    Burton Sonenstein, Chief Financial Officer
                                    --------------------------------------------
                                                  Name/Title









                               Page 5 of 5 pages